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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ----------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO: 1)
                     -----------------------------------

                                 TELESCAN, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                  879516102
                                 (CUSIP Number)

                             K. Leonard Judson, Esq.
                       May, Potenza, Judson & Baran, P.C.
                      201 North Central Avenue, Suite 2210
                             Phoenix, AZ 85073-0022
                                 (602) 252-1110
           (Name, address and telephone number of person authorized
                    to receive Notice and Communications)

                                January 21, 1999
             (Date of Event which Requires Filing of this Schedule)

                       --------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
CUSIP NO. 879516102                                                Page 2 of 5


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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [ ]
                                                                        (b) [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS:

            PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)    [   ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Arizona
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      NUMBER OF         7.    SOLE VOTING POWER:
          SHARES              422,764
      BENEFICIALLY      8.    SHARED VOTING POWER:
        OWNED BY              116,097
            EACH        9.    SOLE DISPOSITIVE POWER:
        REPORTING             422,764
      PERSON WITH      10.    SHARED DISPOSITIVE POWER:
                              116,097
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            538,861
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
      [  ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
            4.38%

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14.   TYPE OF REPORTING PERSON *
            00
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                                  SCHEDULE 13D
CUSIP NO. 879516102                                                Page 3 of 5


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Because this is the first electronic amendment to the paper format Schedule 13D previously filed by the Reporting Person, this Amendment No. 1 to Schedule 13D ("First Amendment") restates the entire text of the Schedule 13D.

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ITEM 1.     SECURITY AND ISSUER.

Title of Class of Equity Securities: Common Stock, $0.01 par value per share, of Telescan, Inc.
Name of Issuer:  Telescan, Inc. ("Issuer")
Address of principal executive offices of Issuer:
            Telescan, Inc.
            5959 Corporate Drive,   Suite 2000
            Houston, TX  77036


ITEM 2.     IDENTITY AND BACKGROUND:

This Amendment No. 1 to Schedule 13D is being filed by Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust ("Reporting Person"), an Arizona revocable trust created by Declaration of Trust, dated August 23, 1990, as amended through the date hereof. The principal business address for the Reporting Person is P.O. Box 50310, Santa Barbara, CA 93108. Mr. Paul F. Glenn is the sole trustee of the Reporting Person and has the same business address as the Reporting Person. Mr. Glenn's principal occupation is investing for the Reporting Person and his own account. Mr. Glenn has not been convicted of any criminal proceeding and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of
Schedule 13D.  Mr. Glenn is a United States citizen.

Mr. Glenn is the sole shareholder, director and executive officer of Lifespan, Inc., a Nevada corporation. Mr. Glenn has included in the securities reported in the Schedule 13D and this First Amendment, 4,159 shares of common stock of the Issuer held by Lifespan, Inc. The principal business address of Lifespan, Inc. is P.O. Box 50310, Santa Barbara, CA 93108. Lifespan, Inc., has not been convicted of any criminal proceedings and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of
Schedule 13D.

Mr. Glenn is an executive officer and director of the Paul F. Glenn Foundation for Medical Research, Inc., an Arizona non-profit corporation (the "Glenn Foundation"), and has for disclosure purposes included in the Schedule 13D and this First Amendment securities owned by the Glenn Foundation. The Reporting Person and Mr. Glenn disclaim beneficial ownership of all of the securities reported in the Schedule 13D and this First Amendment owned by the Glenn Foundation. The fact that Mr. Glenn and the Reporting Person have included securities owned by the Glenn Foundation in the Schedule 13D and this First Amendment shall not be deemed an admission that the Reporting Person or Mr. Glenn is the beneficial owner of any such securities. The principal business address of the Glenn Foundation is c/o Jack N. Rudel, Esq., Robbins & Green, P.A., Suite 1800 Norwest Tower, 3300 North Central Avenue, Phoenix, AZ 85012. The Glenn Foundation has not been convicted in any criminal proceeding and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of Schedule 13D.
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                                  SCHEDULE 13D
CUSIP NO. 879516102                                                Page 4 of 5


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ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of funds used by the Reporting Person to acquire the securities reported in the Schedule 13D and this First Amendment are the personal funds of the Reporting Person and Mr. Paul F. Glenn or funds borrowed on margin accounts in the ordinary course of business at various securities brokerage firms at which Mr. Glenn or the Reporting Person maintain securities trading accounts. With respect to the securities reported in the Schedule 13D and this First Amendment owned by the Glenn Foundation, the source of funds used to acquire such securities are the funds of the Glenn Foundation.


ITEM 4.     PURPOSE OF TRANSACTION:

The securities reported by the Schedule 13D and this First Amendment were acquired for investment purposes. The Reporting Person may make additional purchases of the Issuer's securities either in the open market or in private transactions, depending upon Mr. Glenn's evaluation of the Issuer's business, prospects and financial condition; the market for the Issuer's securities; general economic conditions; money and stock market conditions; and other future developments. Depending on these same factors, the Reporting Person may decide to sell all or part of it's investments in the Issuer's securities.

Except as set forth above, as of the date of this First Amendment, neither Mr. Glenn, the Reporting Person nor the Glenn Foundation have any current plans or proposals which would relate to, or result in, any of the actions specified in clauses (a) through (j) of Items 4 of Schedule 13D.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

The purpose of filing this First Amendment is to report: (i) Because of additional issuances of securities by the Issuer, the holdings of the Reporting Person no longer represent more than five percent (5%) of the class of securities of the Issuer herein reported; and (ii) The Glenn Foundation has disposed of 50,000 shares of the securities in open market transactions.

            (a) According to the Issuer, the Issuer has 12,295,493 shares of its common stock issued and outstanding as of January 20, 1999. For the purpose of computing the aggregate number of shares of the common stock of the Issuer reported by the Reporting Person in this First Amendment, the Reporting Person owns 422,764 shares and the Glenn Foundation owns 116,097 shares, for a total of 538,861 shares. As a consequence of the foregoing, such ownership constitutes approximately 4.38% of the Issuer's common stock issued and outstanding.

            (b) For the purpose of this First Amendment, Mr. Paul F. Glenn, Trustee of the Reporting Person, has reported that he has shared power to vote or direct the vote and to dispose or direct the disposition of 116,097 shares of Common Stock of the Issuer held by the Glenn Foundation. Mr. Glenn has sole power to vote or direct the vote and to dispose or direct the disposition of 422,764 shares of common stock of the Issuer (this includes 4,159 shares held by Lifespan, Inc.).

            (c) On January 21, 1999, The Glenn Foundation sold 50,000 shares of common stock of the Issuer at $16.329 per share in open market transactions. These are the only transactions in the securities of the Issuer by any of the persons identified in this Amendment No. 1 to Schedule 13D for the 60 day period prior to and including January 21, 1999. All of the reported transactions were effected in the open market through the National Association of Securities Dealers Automated Quotation System.
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                                  SCHEDULE 13D
CUSIP NO. 879516102                                                Page 5 of 5


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            (d) Except as set forth in this First Amendment, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as reported elsewhere in this First Amendment, neither the Reporting Person, Mr. Paul F. Glenn nor the Glenn Foundation have any contracts, arrangements, understandings or relationships (legal or otherwise) among each other or any other person with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

No exhibits are required to be filed as part of this Amendment No. 1 to
Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      January 25, 1999

      /s/ K. Leonard Judson
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      Paul F. Glenn, by K. Leonard Judson, Attorney-in
      Fact for Paul F. Glenn (Power of Attorney for execution by K. Leonard Judson, on behalf of Paul F. Glenn, has been previously filed with the United States Securities and Exchange Commission)